The First Marblehead Corporation	Contact: Gary F. Santo, Jr. Vice President Investor Relations 617.638.2065 Janice Walker Vice President Corporate Communications 617.638.2047

News for Immediate Release

First Marblehead Announces Expected Revenues on $1.04 Billion Private Student Loan Securitization

BOSTON, MA, June 12, 2007 – The First Marblehead Corporation (NYSE: FMD) today announced its estimated revenues in connection with a previously announced securitization involving The National Collegiate Student Loan Trust 2007-2 (the “Trust”). The Trust expects to raise approximately $1.04 billion from the sale of asset-backed securities, and expects to acquire private student loans with a principal and accrued interest balance of approximately $769.9 million, in a transaction that is expected to close later this week.

As previously announced, at the closing of the transaction First Marblehead expects to receive up-front structural advisory fees of approximately $89.7 million, or 11.7% of the private student loan balance securitized. In addition, over the term of the Trust, First Marblehead expects to receive additional structural advisory fees from the Trust with an estimated discounted present value of approximately $8.5 million, or 1.1% of the loan balance securitized, as well as residual revenue with an estimated discounted present value of approximately $39.9 million, or 5.2% of the loan balance securitized. The blended yield for the securitization, representing total securitization revenues as a percentage of the total principal and accrued interest balance of loans securitized, is expected to be approximately 17.9%.

The Company expects that approximately 81% of the loans to be purchased at closing will be direct-to-consumer loans with the remaining 19% from school channel programs. Up-front structural advisory fees attributable to direct-to-consumer loans are expected to represent approximately 12.6% of the direct-to-consumer loan balance securitized while additional structural advisory fees and residual revenues on these loans are expected to represent approximately 1.1% and 5.9% respectively. Up-front structural advisory fees attributable to school channel loans are expected to represent approximately 7.9% of the school channel loan balance securitized while additional structural advisory fees and residual revenues on these loans are expected to represent approximately 1.1% and 2.2% respectively.

About The First Marblehead Corporation. First Marblehead, a leader in creating solutions for education finance, provides outsourcing services for private, non-governmental, education lending in the United States. The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members.

The National Collegiate Funding LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The National Collegiate Funding LLC has filed with the SEC for more complete information about The National Collegiate Funding LLC, the Trust and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The National Collegiate Funding LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Statements in this press release regarding the planned securitization of private student loans, including statements related to the expected size and timing of the transaction, up-front structural advisory fees, additional structural advisory fees, residual revenue, yields, collateral pool composition, and any other statements that are not purely historical, constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our plans, estimates and expectations as of June 12, 2007. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. You are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory and competitive and other factors, which may cause actual results or performance, including First Marblehead’s actual revenues and yields from the securitization transaction, or the timing of events, to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include: any variance between the actual performance of The National Collegiate Student Loan Trust 2007-2 (the “Trust”) and the key assumptions we have used to estimate the present value of additional structural advisory fees and residual revenue; any variance between the estimated and actual amount of private student loans purchased by the Trust at the time of closing; the allocation of the revenues and costs to direct to consumer and school channel loans in estimating yields by marketing channel; the estimated mix of loans between marketing channels that are expected to be included in the securitization; the satisfaction of closing conditions related to the purchase of private student loans and issuance of student loan asset-backed securities by the Trust; and the other factors set forth under the caption “Item 1A, Risk Factors” in First Marblehead’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007. Important factors that could cause or contribute to differences between the actual performance of the Trust and our key assumptions include economic, legislative, regulatory, competitive and other factors affecting prepayment, default and recovery rates on the Trust’s underlying securitized loan portfolio, including full or partial prepayments as a result of loan consolidation activity and interest rate trends over the term of the Trust. We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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© 2007 First Marblehead